SECUR 13026330 IISSION

SEC Mail Processing Section NOV 29 2013 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/12** (MM/DD/YY) AND ENDING **09/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Morgan Keegan & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fifty Front Street, Morgan Keegan Tower
(No. and Street)

Memphis (City) **Tennessee** (State) **38103-9980** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

November 26, 2013

Gentlemen:

I, the undersigned, officer of Morgan Keegan & Company, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Morgan Keegan & Company, Inc., affirm, to the best of my knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of September 30, 2013, are true and correct. I further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Richard B. Franz II
Treasurer

State of Florida
County of Pinellas

Before me personally appeared Richard B. Franz II, to me well known and known to me to be the person described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 26th day of November, A.D., 2013.

Notary Public
State of Florida at Large

Notary Public State of Florida
Karen B Wachtel
My Commission EE 860519
Expires 02/21/2017

My commission expires:

MORGAN KEEGAN & COMPANY, LLC AND SUBSIDIARY
(a wholly owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2013

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a - 5 and paragraph (g) of CFTC Regulation 1.10

SUMMARY OF CONTENTS

Statement of Financial Condition

SEPTEMBER 30, 2013

Morgan Keegan & Company LLC

November 26, 2013

Gentlemen:

I, the undersigned, officer of Morgan Keegan & Company, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Morgan Keegan & Company, Inc., affirm, to the best of my knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of September 30, 2013, are true and correct. I further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Richard B. Franz II
Treasurer

State of Florida
County of Pinellas

Before me personally appeared Richard B. Franz II, to me well known and known to me to be the person described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 26th day of November, A.D., 2013.

Notary Public
State of Florida at Large

Notary Public State of Florida
Karen B Wachtel
My Commission EE 860519
Expires 02/21/2017

My commission expires: ____________________

MORGAN KEEGAN & COMPANY, LLC AND SUBSIDIARY
(a wholly owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Telephone +1 813 223 1466
Fax +1 813 229 3976
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Morgan Keegan & Company, LLC and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, LLC and Subsidiary (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Keegan & Company, LLC and Subsidiary as of September 30, 2013, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 26, 2013
Certified Public Accountants

MORGAN KEEGAN & COMPANY, LLC AND SUBSIDIARY
(a wholly owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 30, 2013
(in thousands)

Assets:		
Cash and cash equivalents	$	13,045
Receivable from affiliate		426
Other receivables		197
Prepaid expenses		2
Total assets	$	13,670
Liabilities and member's capital:		
Accrued expenses and other liabilities	$	1,795
Payables to affiliates		3,696
Income taxes payable		1,502
Total liabilities		6,993
Member's capital		6,677
Total liabilities and member's capital	$	13,670

See accompanying Notes to Consolidated Statement of Financial Condition.

MORGAN KEEGAN & COMPANY, LLC AND SUBSIDIARY
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Morgan Keegan & Company, LLC ("MK&Co") is a Tennessee limited liability company and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). As of September 30, 2013, MK&Co is a special purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). MK&Co, together with its wholly owned subsidiary, MK Asset, Inc. (collectively "we," "our," "ours," or "us") was at one time engaged in most aspects of securities distribution and investment banking, but as more fully described below, as of September 30, 2013 does not carry customer accounts and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

Effective as of July 29, 2013 Morgan Keegan & Company, Inc ("MK Inc.") a Tennessee corporation and as of April 2, 2012, a wholly owned subsidiary of RJF, converted from a Tennessee corporation to a Tennessee limited liability company currently known as Morgan Keegan & Company, LLC. As a result of this conversion and in accordance with the plan of conversion, all of the issued and outstanding common stock of MK Inc. as of the conversion date was converted into membership interests in MK&Co. RJF is the sole member of MK&Co.

On April 2, 2012 (the "Closing Date") RJF completed its acquisition of all of the issued and outstanding shares of MK Inc. and MK Holding, Inc. and certain of its related affiliates (collectively referred to hereinafter as "Morgan Keegan") from Regions Financial Corporation, Inc. ("Regions"). On the Closing Date, certain of the operations of MK Inc., including most significantly the fixed income trading operations, were transferred from MK Inc. to Raymond James & Associates, Inc. ("RJ&A"), a wholly owned broker-dealer subsidiary of RJF. During the year ended September 30, 2013, the remainder of the fixed income operations of MK Inc., as well as the entire private client group operations of MK Inc., were transferred and integrated into RJ&A. See Note 2 for a discussion of the accounting applicable to these transfers of net assets between entities under common control of the Parent.

As of September 30, 2013 and after the effect of the transfers of the businesses described in the preceding paragraph, the broker-dealer operations of MK&Co are limited.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Consolidated Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying Consolidated Statement of Financial Condition includes the accounts of MK&Co. and its wholly owned subsidiary, MK Asset, Inc. All material intercompany balances and transactions have been eliminated in consolidation.

During the year ended September 30, 2013, various fixed income and private client group business operations of MK Inc. were transfered to, and integrated with, RJ&A. These transfers include a mid-February 2013 transfer of all of the MK Inc. financial advisors and client accounts to RJ&A.

In addition to the transfers of businesses to RJ&A, certain assets and liabilities associated with deferred compensation plans for the benefit of certain employees, were transferred at their carrying value on the date of transfer during the year ended September 30, 2013, to the Parent.

In June 2013, MK Inc. transferred and assigned any legal claims associated with the use or operation of MK Inc. as a broker-dealer, to an affiliate, Morgan Keegan & Associates, LLC ("MKA"). Legal reserves, which are comprised of any monies held in reserve for the purpose of covering such legal claims as may be required by the applicable laws and regulations, were also transferred and assigned to MKA at such time.

Net asset transfers between entities under common control of the Parent constitute a change in reporting entity. We concluded that all of the net asset transfers that occurred during the year ended September 30, 2013 described above constitute "businesses" or "net asset transfers" under applicable GAAP guidance and accordingly, have been accounted for in these financial statements at the carrying amounts in the accounts of MK Inc. at the date of such transfers.

Our significant accounting policies are summarized below:

Accounting estimates and assumptions

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

Cash and cash equivalents

Our cash and cash equivalents include money market funds or highly liquid investments not held for resale with original maturities of 90 days or less.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in such consolidated filings, the majority of income taxes payable reported on the Consolidated Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

NOTE 3 - RELATED PARTY TRANSACTIONS

The receivable from affiliate of $426 thousand on the Consolidated Statement of Financial Condition as of September 30, 2013 is due from the Parent.

The payable to affiliates of $3.7 million on the Consolidated Statement of Financial Condition as of September 30, 2013 is comprised of approximately $1.9 million payable to RJ&A and $1.8 million payable to MKA. The related party transactions that give rise to these receivables and payables in the normal course of business are settled periodically with cash transfers.

See Note 2 for a discussion of certain transfers of businesses and net assets during the year ended September 30, 2013 to entities which are under the common control of our Parent.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2013, we had no aggregate debit items and therefore the minimum net capital of $250 thousand is applicable.

	September 30, 2013	
	(in thousands)	
Net capital	$	6,047
Less: Required net capital		(250)
Excess net capital	$	5,797

NOTE 5 - FEDERAL AND STATE INCOME TAXES

At September 30, 2013 our balance for unrecognized tax benefits is $681 thousand.

The aggregate changes in the balance for unrecognized tax benefits including interest as of September 30, 2013 are as follows (in thousands):

Balance of unrecognized tax benefits at October 1, 2012	$	—
Increases for tax positions related to prior years (1)		681
Balance of unrecognized tax benefits at September 30, 2013	$	681

(1) The increase is due to disputed tax positions taken on state tax returns filed prior to the Closing Date.

Accrued interest as of September 30, 2013 was $73 thousand, which is included in income taxes payable on our Statement of Financial Condition.

The results of our operations for the year ended September 30, 2013 are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. The federal return will be examined under the IRS Compliance Assurance Program. For periods since the Closing Date, we are generally no longer subject to U.S. federal income tax examination by tax authorities for post-Closing Date periods prior to fiscal year 2013. The fiscal year 2013 IRS audit is expected to be completed in fiscal year 2014.

For the periods prior to the Closing Date, our operations were included in Region's consolidated income tax returns. Income taxes were allocated to us on a separate return basis. Regions federal tax returns are open to examination for federal tax years subsequent to December 31, 2009.

For the periods prior to the Closing Date, we generally filed separate state and local income tax returns but, where applicable, were included in a consolidated state income tax return with Regions and certain of its' subsidiaries. If included in a consolidated return, state and local taxes were calculated as if we had filed a separate state or local income tax return. With few exceptions, we are no longer subject to state and local examinations for tax years prior to December 31, 2009.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Legal matter contingencies

In July 2006, MK Inc. and a former MK Inc. analyst were named as defendants in a lawsuit filed by a Canadian insurance and financial services company, Fairfax Financial Holdings, and its American subsidiary in the Circuit Court of Morris County, New Jersey. Plaintiffs made claims under a civil Racketeer Influenced and Corrupt Organizations ("RICO") statute, for commercial disparagement, tortious interference with contractual relationships, tortious interference with prospective economic advantage and common law conspiracy. Plaintiffs alleged that defendants engaged in a multi-year conspiracy to publish and disseminate false and defamatory information about plaintiffs to improperly drive down plaintiff's stock price, so that others could profit from short positions. Plaintiffs alleged that defendants' actions damaged their reputations and harmed their business relationships. Plaintiffs alleged a number of categories of damages they sustained, including lost insurance business, lost financings and increased financing costs, increased audit fees and directors and officers insurance premiums and lost acquisitions, and have requested monetary damages. On May 11, 2012, the trial court ruled that New York law applied to plaintiff's RICO claims, therefore the claims were not subject to treble damages. On June 27, 2012, the trial court dismissed plaintiffs' tortious interference with prospective relations claim, but allowed other claims to go forward. A jury trial was set to begin on September 10, 2012. Prior to its commencement the court dismissed the remaining claims with prejudice. Plaintiffs have appealed the court's rulings.

Certain of the Morgan Keegan entities, along with Regions, have been named in class-action lawsuits filed in federal and state courts on behalf of shareholders of Regions and investors who purchased shares of certain mutual funds in the Regions Morgan Keegan Fund complex (the "Regions Funds"). The Regions Funds were formerly managed by Morgan Asset Management ("MAM"), an entity which was at one time a subsidiary of one of the Morgan Keegan affiliates, but an entity which was not part of the Morgan Keegan sale transaction (see further information regarding the Morgan Keegan acquisition in Note 1). The complaints contain various allegations, including claims that the Regions Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. In August 2013, the United States District Court for the Western District of Tennessee approved the settlement of the class action and the derivative action regarding the closed end funds for $62 million and $6 million, respectively. No class has been certified. Certain of the shareholders in the Funds and other interested parties have entered into arbitration proceedings and individual civil claims, in lieu of participating in the class action lawsuits.

The SEC and states of Missouri and Texas are investigating alleged securities law violations by MK Inc. in the underwriting and sale of certain municipal bonds. An enforcement action was brought by the Missouri Secretary of State in April 2013, seeking monetary penalties and other relief. In November 2013, the state dismissed this enforcement action and refiled the same claims as a civil action in the Circuit Court for Boone County, Missouri. A civil action was brought by institutional investors of the bonds on March 19, 2012, seeking a return of their investment and unspecified compensatory and punitive damages. A class action was brought on behalf of retail purchasers of the bonds on September 4, 2012, seeking unspecified compensatory and punitive damages. These actions are in the early stages.

MK Inc. was a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business as well as other corporate litigation. It is contesting the allegations in these cases and believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against it, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

After the effect of the transfer and assignment of any legal claims associated with the use or operation of MK Inc. as a broker-dealer to MKA as described in Note 2, MK&Co, in management's opinion, will not incur any liability in any lawsuits or arbitrations at this time.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Members
Morgan Keegan & Company, LLC and Subsidiary:

In planning and performing our audit of the consolidated financial statements of Morgan Keegan & Company, LLC and Subsidiary (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Morgan Keegan & Company, LLC and Subsidiary, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013
Certified Public Accountants

Morgan Keegan & Company LLC

Morgan Keegan Tower
Fifty Front Street | Memphis, Tennessee 38103-9980
727-567-1000